SI

20008372

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35271

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ATEL Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Montgomery Street, 9th Floor
(No. and Street)

San Francisco	California	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Drew Waddell 415-616-3452
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

14555 Dallas Parkway, Suite 300	Dallas	Texas	75254
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing

MAR 02 2020

Washington, DC

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Drew Waddell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of ATEL Securities Corporation, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Operations Officer
Title

See attached acknowledgement
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Management Statement regarding Compliance with the Exemption Provision for SEC Rule 15c3-3.
- ☑ (p) Report of Independent Registered Public Accounting Firm regarding Rule 15c3-3 Exemption Report.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)***

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT **CIVIL CODE § 1189**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Francisco

On February 21, 2020 (Date) before me, Esther Chi, Notary Public, (Here Insert Name and Title of the Officer)

personally appeared Drew Waddell
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

ESTHER CHI
Notary Public - California
San Francisco County
Commission # 2255703
My Comm. Expires Aug 25, 2022

Signature ______________________
Signature of Notary Public

Place Notary Seal and/or Stamp Above

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ______________________

Document Date: ______________________ Number of Pages: __________

Signer(s) Other Than Named Above: ______________________

Capacity(ies) Claimed by Signer(s)

Signer's Name: ______________	Signer's Name: ______________
☐ Corporate Officer – Title(s): __________	☐ Corporate Officer – Title(s): __________
☐ Partner – ☐ Limited ☐ General	☐ Partner – ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact	☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian of Conservator	☐ Trustee ☐ Guardian of Conservator
☐ Other: ______________	☐ Other: ______________
Signer is Representing: __________	Signer is Representing: __________

CONTENTS

PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM 1

FINANCIAL STATEMENTS

Statement of financial condition 2

Statement of operations 3

Statement of changes in shareholder equity 4

Statement of cash flows 5

Notes to financial statements ..... 6 - 7

SUPPLEMENTAL INFORMATION

Computation of net capital for brokers and dealers pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 (Schedule I) ..... 8 – 9

Review report of independent registered public accounting firm on management statement regarding compliance with certain exemption provisions 10

Management statement regarding compliance with certain exemption provisions under Rule 15c3-3 of the Securities Exchange Act of 1934 11

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Shareholder and the Board of Directors
ATEL Securities Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of ATEL Securities Corporation (the Company) as of December 31, 2019, the related statements operations, changes in shareholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the *financial statements*). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplemental Information

The supplemental information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedule I is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
February 14, 2020

We have served as the Company's auditor since 2007.

Assets		
Cash and cash equivalents	$	351,926
Total assets	$	351,926
LIABILITIES AND SHAREHOLDER EQUITY		
Liabilities		
Accounts payable	$	9,140
Total liabilities		9,140
Shareholder equity		
Common stock, no par: 100,000 shares authorized 10,000 shares issued and outstanding		20,000
Additional paid-in capital		390,233
Accumulated deficit		(67,447)
Total shareholder equity		342,786
Total liabilities and shareholder equity	$	351,926

See accompanying notes.

Revenue	$ -
Costs and expenses	
Reimbursable expenses	86,068
Other	93,310
	179,378
Less reimbursements of operating costs from affiliated entities	(86,068)
Expenses net of reimbursements	93,310
Net loss	$ (93,310)

See accompanying notes.

ATEL SECURITIES CORPORATION
STATEMENT OF CHANGES IN SHAREHOLDER EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total
	Shares	Amount			
Balance, December 31, 2018	10,000	$ 20,000	$ 390,233	$ 25,863	$ 436,096
Net loss	-	-	-	(93,310)	(93,310)
Balance, December 31, 2019	10,000	$ 20,000	$ 390,233	$ (67,447)	$ 342,786

See accompanying notes.

Operating activities		
Net loss	$	(93,310)
Adjustments to reconcile net loss to net cash used in operating activities:		
Increase in accounts payable		8,401
Decrease in commissions payable and accrued liabilities		(66,000)
Decrease in due from parent and affiliated entities, net		288,861
Net cash provided by operating activities		137,952
Net increase in cash and cash equivalents		137,952
Cash and cash equivalents at the beginning of the year		213,974
Cash and equivalents at the end of the year	$	351,926

See accompanying notes.

NOTE 1 - ORGANIZATION

ATEL Securities Corporation (the Company) was incorporated under the laws of the State of California on November 26, 1985. In February 1986, the Company was registered as a securities broker/dealer for the purpose of selling units in affiliated funds of ATEL Capital Group and Affiliates (ATEL). The Company is a wholly owned subsidiary of ATEL Financial Services, LLC (the Parent). The financial position of the Company would be significantly different if the Company were autonomous.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Commission Revenue - Commission revenue is charged in accordance with terms stipulated in the Company's engagement contracts. The Company satisfies its performance obligations and fees are earned after minimum funding are achieved as the offerer accepts each subscription for interests in affiliated Fund units. The timing of the Company's revenue recognition may differ from the timing of payment by the Company's customers. The Company records a receivable when revenue is recognized prior to payment and has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue until the performance obligations are satisfied. As of January 1, 2019, the Company had receivables related to revenues from the contract with its Parent of $66,000 and collected the balance in its entirety, resulting in no receivable as of December 31, 2019. The Company is not actively fundraising and no revenue was recongnized in 2019.

Expense - Commission expenses, which the Company remits to third-party broker/dealers, are recognized when the corresponding commission income is recognized. During 2019 no commissions were paid.

Cash and Cash Equivalents - Cash and cash equivalents are held at financial institutions and are federally insured up to certain limits. The Company's cash and cash equivalents balance did not exceed the federally insured limits. Management periodically evaluates the credit-worthiness of the institution and the Company has not experienced any losses on such deposits.

Income taxes - As a Sub Chapter S Corporation, the December 31, 2019 net income of the Company is allocated to its shareholders for recognition of income tax liability or benefit.

The Company applies the Accounting Standard Codification Topic 740, Income Taxes ("ASC Topic 740") of the Financial Accounting Standards Board, relating to accounting for uncertain tax positions. ASC Topic 740 prescribes a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized. The minimum threshold is defined as a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement.

For the December 31, 2019 financial statements, the Company has no uncertain tax positions whereby the effect of the uncertainty would be recorded if the outcome was considered probable and was reasonably estimable.

NOTE 3 – CAPITAL REQUIREMENT

Under the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, equivalent to the greater of $5,000 or 6-2/3% of total aggregate indebtedness, as those terms are defined by the rules of the Securities Exchange Commission (the SEC). Net capital at December 31, 2019 was $337,786 which exceeded minimum net capital requirements by $331,786. The ratio of aggregate indebtedness to net capital was approximately .03 to 1.

NOTE 4 – RELATED PARTY TRANSACTIONS

The securities business of the Company is limited to acting as a broker for the sale of units of affiliated funds sponsored by ATEL. The Company receives all of its commissions, which is all of the Company's revenue, from these affiliated funds. For the year ended December 31, 2019, all funds had stopped selling units, therefore, no commissions were earned and no unit sales of affiliated funds units (or shares) occured. In addition, the Company is reimbursed by affiliated funds for organizing and managing the group of broker-dealers selling the funds' units and the Company's parent company for operating expenses. During the year ended December 31, 2019, the Company was reimbursed $86,068 for these services, which principally consists of payroll and general and administrative costs incurred on behalf of the Company.

During the year ended December 31, 2019, the Company has made or collected short-term advances to/from the Parent or affiliates for working capital purposes.

As of December 31, 2019 the due from the Parent and affiliated entities balances was $6,000.

NOTE 5 – REGULATORY REQUIREMENTS

In management's opinion, the Company is exempt from the provisions of the SEC's customer protection Rule 240 15c3-3 for the year ended December 31, 2019, because it does not hold customer funds or securities.

SUPPLEMENTAL INFORMATION

COMPUTATION OF NET CAPITAL	
SHAREHOLDER EQUITY	$ 342,786
LESS NONALLOWABLE ASSETS:	
Excess fidelity bond deductible	5,000
Total nonallowable assets, net	5,000
NET CAPITAL	$ 337,786
MINIMUM NET CAPITAL REQUIRED (6-2/3% OF TOTAL AGGREGATE INDEBTEDNESS)	$ 609
MINIMUM DOLLAR REQUIREMENT	$ 5,000
NET CAPITAL REQUIREMENT	$ 5,000
EXCESS NET CAPITAL	$ 332,786
NET CAPITAL LESS GREATER OF 10% OF AGGREGATE INDEBTEDNESS OR 120% OF MINIMUM NET CAPITAL	$ 331,786

COMPUTATION OF AGGREGATE INDEBTEDNESS

TOTAL AGGREGATE INDEBTEDNESS LIABILITIES INCLUDED IN STATEMENT OF FINANCIAL CONDITION	$	9,140
TOTAL AGGREGATE INDEBTEDNESS	$	9,140
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.03 to 1

There are no material differences between the amounts presented above and the amounts presented in the Company's December 31, 2019 FOCUS Part II Report.

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Shareholder and the Board of Directors
ATEL Securities Corporation

We have reviewed management's statements, included in the accompanying Management Statement Regarding Compliance with Certain Exemption Provisions Under Rule 15c3-3 of the Securities Exchange Act of 1934, in which (1) ATEL Securities Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which ATEL Securities Corporation claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provision") and (2) ATEL Securities Corporation stated that ATEL Securities Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. ATEL Securities Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about ATEL Securities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Dallas, Texas
February 14, 2020

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN EXEMPTION PROVISIONS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

We, as members of management of ATEL Securities Corporation (the "Company"), are responsible for complying with the requirements of 17 C.F.R. §15c3-3, "The Customer Protection Rule", of the Securities Exchange Act of 1934 (the "Act"). We have performed an evaluation of the Company's compliance with the Customer Protection Rule as of December 31, 2018, and during the period from January 1, 2019 through December 31, 2019. Based on this evaluation, we assert that the Company was in compliance with the Act as described below:

1) The Company is exempt from the Customer Protection Rule under Paragraph (k)(2)(i) as the Company does not carry customer margin accounts, hold funds or securities for, nor does it owe money or securities to customers and as such the Company does not have a bank account designated as "Special Account for the Exclusive Benefit of Customers of ATEL Securities Corporation."

2) The Company met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2019, without exception.

ATEL Securities Corporation

Drew Waddell
Financial Operations Officer

2/7/2020
Date